

Mail Stop 6010

February 20, 2009

Via U.S. Mail

Mr. Christopher L. Coccio
Chief Executive Officer
Sono-Tek Corporation
2012 Route 9W
Milton, NY   12547

> **RE: Sono-Tek Corporation**
> **Form 10-KSB for the fiscal year ended February 29, 2008**
> **Filed May 29, 2008**
> **Form 10-QSB for the period ended November 30, 2008**
> **File No. 0-16035**

Dear Mr. Coccio:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief